Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of April 23, 2018 setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through June 30, 2018.

2018

Engle progeny

April	0

May	4

June	8

As of April 23, 2018, there are no Engle progeny cases in trial.

Other Individual Smoking & Health

April	0

May	0

June	0

As of April 23, 2018, there is one non-Engle progeny case in trial.